UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the year ended December 31, 2006.
OR

☐	Transition Report under Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to                     .
Commission File Number: 000-24947
United Commercial Bank
Savings Plus Plan
(Full title of the plan)
UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, CA 94111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

United Commercial Bank Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits (modified cash basis)	2
Statement of Changes in Net Assets Available for Benefits (modified cash basis)	3
Notes to Financial Statements	4-8

Supplemental Schedule as of December 31, 2006:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

Note- Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature	10

Exhibit Index	11
EXHIBIT 23

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan:
We have audited the financial statements (modified cash basis) of the United Commercial Bank Savings Plus Plan (the “Plan”) as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, these financial statements and supplemental schedule are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America and on the basis of accounting described in Note 2.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis), as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 20, 2007

United Commercial Bank Savings Plus Plan
Statements of Net Assets Available for Benefits (modified cash basis)
December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value	$55,148,348	$44,121,278

Net assets available for benefits, at fair value	55,148,348	44,121,278
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	144,529	121,373

Net assets available for benefits	$55,292,877	$44,242,651

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits (modified cash basis)
For the Year Ended December 31, 2006

Additions (reductions) to net assets attributed to:
Contributions:
Employee contributions	$5,552,980
Employer contributions	1,372,369
Rollovers	645,431

Total contributions	7,570,780

Investment income:
Net realized and unrealized appreciation (depreciation) in fair value of investments from:
UCBH Holdings, Inc. common stock fund	(104,391)
Mutual funds	1,203,131
Common/collective funds	464,823

Net appreciation in fair value of investments	1,563,563
Dividends and interest income	2,574,487

Total investment income	4,138,050

Total additions	11,708,830

Deductions from net assets attributed to:
Distributions to participants	2,391,672
Administrative expenses	3,543

Total deductions	2,395,215

Net increase in net assets available for benefits, prior to transfer	9,313,615
Transfer of assets to the Plan	1,736,611

Net increase in net assets available for benefits	11,050,226

Net assets available for benefits, beginning of year	44,242,651

Net assets available for benefits, end of year	$55,292,877

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan
Organization and Plan Benefits
The United Commercial Bank Savings Plus Plan (the “Plan”) was established on August 1, 1988. The Plan is a defined contribution plan that provides benefits to eligible employees. The Plan is currently designed to qualify under the applicable requirements of the Internal Revenue Code (the “Code”), as amended and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Further information regarding the Plan is available in the Plan document, and in the related summary plan description.
In October 2005, Pacifica Bancorp, Inc. was acquired by United Commercial Bank (“UCB”). Pacifica Bancorp, Inc. sponsored a 401(k) plan, and assets of approximately $1,737,000 were transferred to the Plan in July 2006.
Plan Administration
The Plan is sponsored by UCB, a wholly owned subsidiary of UCBH Holdings, Inc., and is administered by the United Commercial Bank Benefits Administration Committee. Wells Fargo Bank, N.A. (“Wells Fargo”) is the trustee, custodian and record-keeper for the Plan.
Eligibility
All employees of UCB, who are twenty-one years of age or older and have completed three months of eligible service, may elect to participate in the Plan. Effective January 1, 2006, the Plan was amended to allow participation to begin the first day of the month following the date of hire. Effective May 1, 2006, the Plan was amended to eliminate the age requirement.
Employee Contributions to the Plan
Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 50% of their eligible annual compensation; however, such contributions cannot exceed the applicable Code dollar limits. Employees who are 50 years of age or older (or will turn 50 during the calendar year), are eligible to designate an additional pre-tax dollar amount in “catch-up contributions” to their 401(k) plans. The total annual catch-up contribution may not exceed the Internal Revenue Service (the “IRS”) limit for the current year. The 2006 catch-up provision was $5,000, and will be adjusted for inflation thereafter. Participants may choose among the investment options described in Note 3.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.
Employer Contributions to the Plan
The Plan provides for employer contributions of 50% of eligible employee contributions, subject to a maximum annual UCB contribution of $2,000 per employee after the employee has completed three months of service.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

Vesting of Benefits
Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.
Allocation of Forfeitures
If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures accumulated as of December 31 are allocated as a discretionary matching contribution to participants receiving an employer matching contribution during the year. The forfeiture account balance at December 31, 2006 and 2005, amounted to $72,825 and $26,161, respectively, and $26,161in forfeitures were allocated in 2006 to participants for 2005. The forfeiture is allocated in the year following the Plan year in which the forfeiture occurs. Forfeitures are allocated to participants on a pro rata basis based on the participant’s match.
Payment of Benefits
Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000.
Termination of the Plan
Should the Plan terminate at some future date, all affected participants will become 100% vested in their account balances. Such balances will be fully distributed to the participants.
Administrative Expenses
Administrative activities and expenses of the Plan are generally performed or paid for by UCB.
Participant Loans
Under the terms of the Plan, participants may obtain loans from their accounts subject to the terms and limitations set forth in the Plan document and the Code. All loans have payment schedules that are fully amortized and are substantially repaid through employee payroll deductions. The loans are secured by the vested portion of a participant’s account balance. The interest rate on all loans is fixed at the Bank of America prime rate in existence at the time the loan is made. Outstanding loans at December 31, 2006, and December 31, 2005 carried interest rates ranging from 4.0% to 8.50%.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting. Accordingly, the accompanying financial statements do not include employee contributions receivable of $171,730 and $141,931 and employer contributions receivable of $23,100 and $17,207 at December 31, 2006 and 2005, respectively.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

Use of Estimates
The preparation of financial statements on a modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value. All investments are held by Wells Fargo, as trustee and custodian, and invested based solely upon instructions received from participants. The Plan’s investments in UCBH Holdings, Inc. common stock and various mutual funds are as of the last day of the Plan year, as measured by quoted market prices. The Plan’s investments in common/collective funds are valued as of the last day of the Plan year as reported by Wells Fargo. Participant loans are valued at cost, which approximates fair value.
Interpretations and Amendments to Published Standards
In December 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ( “FSP”).
The FSP requires that investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount the Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The FSP is effective for financial statement periods ending after December 15, 2006, with retroactive application applied to prior periods presented. The Plan adopted the provisions of the FSP in connection with its 2006 fiscal year end. The adoption resulted in adjustments of the fully benefit-responsive investment contracts from fair value to contract value of $144,529 and $121,373 as of December 31, 2006 and 2005, respectively. These adjustments to contract value are reflected in the accompanying Statements of Net Assets Available for Benefits.
3.	Investment Elections
Participants can direct contributions to any of 17 funds: eight Wells Fargo mutual funds, two AIM mutual funds, one Fidelity mutual fund, one Janus mutual fund, one Goldman Sachs mutual fund, one Federated mutual fund, one Wells Fargo common/collective fund, one Vanguard mutual fund, and a UCBH Holdings, Inc. common stock fund.
4.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

	2006	2005

UCBH Holdings, Inc. common stock	$6,730,543	$7,253,204
Federated Total Return Government Bond	2,441,069	2,491,193
Vanguard 500 Index [2]	4,438,303	—
Goldman Sachs Mid Cap Value	4,305,505	2,753,417
Wells Fargo Stable Return	10,178,979	8,548,125
Fidelity Advisor Diversified International [1]	3,685,839	1,803,261
Wells Fargo Advantage Aggressive Allocation	2,851,219	2,527,364
Wells Fargo Advantage Diversified Equity	3,496,256	2,969,561
Wells Fargo Advantage Growth Balanced	4,333,122	3,665,877
Wells Fargo S&P500 Index [2]	—	3,236,180
Other funds individually less than 5% of net assets	12,687,513	8,873,096

Total investments	$55,148,348	$44,121,278

[1]	The December 31, 2005 amount was previously included in other funds individually less than 5% of net assets.

[2]	The Vanguard 500 Index replaced the Wells Fargo S&P 500 Index on June 17, 2006.
5.	Tax Status of the Plan
The Plan has adopted a prototype plan that has received an opinion letter from the IRS. UCB is of the opinion that the Plan continues to fulfill the requirements of the Code and ERISA and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal income or state franchise taxes.
6.	Risks and Uncertainties
The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, UCBH Holdings, Inc. common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
7.	Party-In-Interest Transactions
Certain Plan investments are managed by Wells Fargo, the trustee and custodian of the Plan. Any purchases and sales of these investments are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
As allowed by the Plan, participants may elect to invest a portion of their deferrals, employer matching contributions or rollovers in the UCBH Holdings, Inc. common stock fund (the “Fund”),

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

which is primarily invested in shares of UCBH Holdings, Inc. common stock. The balance of the Fund is made up of the Wells Fargo Short Term Investment, which totaled $437,259 and $424,688 at December 31, 2006 and 2005, respectively. The shares of UCBH Holdings, Inc. common stock are traded in the open market. The total contributions to the Fund amounted to $1,163,499 for the year ended December 31, 2006. All contributions to the Fund in 2006 were made in cash. The fair market value of the Fund was $7,167,802 and $7,677,892 at December 31, 2006 and 2005, respectively.
8.	Subsequent Events
In December 2006, Summit Bank Corporation was acquired by UCB. Summit Bank Corporation sponsored a 401(k) plan, which will be merged with the Plan in July 2007.
In May 2007, The Chinese American Bank was acquired by UCB. The Chinese American Bank sponsored a 401(k) plan, which will be merged with the Plan during 4th quarter 2007.

United Commercial Bank Savings Plus Plan Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	EIN: 94-3009408 Plan #: 001

Current
Identity of issuer and description of investment	Value

Mutual Funds (registered investment company):
AIM Basic Value	$1,320,013
AIM Mid Cap Core Equity	2,062,339
Federated Total Return Government Bond	2,441,069
Fidelity Advisor Diversified International	3,685,839
Goldman Sachs Mid Cap Value	4,305,505
Janus Adviser Forty	1,231,286
Vanguard 500 Index	4,438,303
Wells Fargo Advantage Aggressive Allocation [1]	2,851,219
Wells Fargo Advantage Conservative Allocation [1]	600,500
Wells Fargo Advantage Diversified Equity [1]	3,496,256
Wells Fargo Advantage Diversified Small Cap [1]	2,169,105
Wells Fargo Advantage Growth Balanced [1]	4,333,122
Wells Fargo Advantage Large Cap Appreciation [1]	2,051,827
Wells Fargo Advantage Moderate Balanced [1]	1,856,595
Wells Fargo Advantage Total Return Bond [1]	615,278

Common/Collective Funds:
Wells Fargo Stable Return [1]	10,323,508

Wells Fargo Short Term Investment [1]	437,259

Employer Securities:
UCBH Holdings, Inc. common stock [1]	6,730,543

Total investments before participant loans	54,949,566
Participant loans [1,2]	343,311

Total investments	$55,292,877

[1]	Investment managed by party-in-interest with respect to the Plan.

[2]	Participant loans have various maturities, have payment schedules that are fully amortized and are substantially repaid through employee payroll deductions. At December 31, 2006, interest rates on outstanding loans ranged from 4.0% to 8.50%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2007	United Commercial Bank Savings Plus Plan
	By:	/s/ Dennis Wu
Dennis Wu
Executive Vice President Chief Financial Officer

United Commercial Bank Savings Plus Plan
Exhibit Index

Exhibit
Number	Document Description

23	Consent of Mohler, Nixon & Williams Accountancy Corporation